Company Update
June 2014
Filed by Brookdale Senior Living Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Emeritus Corporation
(Commission File No. 001-14012)
The following investor presentation was posted by Brookdale on its web site:

Forward-Looking Statements
Certain statements in this Annual Report and other information we provide from time to time (including statements with respect to our pending merger with Emeritus Corporation (the
"Merger") and the pending transactions with HCP, Inc.(the “HCP Transactions”)) may constitute forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. Those forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements relating to our operational initiatives and growth strategies and our expectations regarding their effect on our results; our expectations regarding the economy, the senior living industry, occupancy, revenue, cash flow, operating income, expenses, capital expenditures, Program Max opportunities, cost savings, the demand for senior housing, the home resale market, expansion, development and construction activity, acquisition opportunities, asset dispositions, our share repurchase program, capital deployment, returns on invested capital and taxes; our expectations regarding returns to shareholders and our growth prospects; our expectations concerning the future performance of recently acquired communities and the effects of acquisitions on our financial results; our ability to secure financing or repay, replace or extend existing debt at or prior to maturity; our ability to remain in compliance with all of our debt and lease agreements (including the financial covenants contained therein); our expectations regarding liquidity and leverage; our expectations regarding financings and refinancings of assets (including the timing thereof) and their effect on our results; our expectations regarding changes in government reimbursement programs and their effect on our results; our plans to generate growth organically through occupancy improvements, increases in annual rental rates and the achievement of operating efficiencies and cost savings; our plans to expand our offering of ancillary services (therapy, home health and hospice); our plans to expand, renovate, redevelop and reposition existing communities; our plans to acquire additional communities, asset portfolios, operating companies and home health agencies; the expected project costs for our expansion, redevelopment and repositioning program; our expected levels of expenditures and reimbursements (and the timing thereof); our expectations regarding our sales, marketing and branding initiatives and their impact on our results; our expectations for the performance of our entrance fee communities; our ability to anticipate, manage and address industry trends and their effect on our business; our expectations regarding the payment of dividends; our ability to increase revenues, earnings, Adjusted EBITDA, Cash
From Facility Operations, and/or Facility Operating Income (as such terms are defined herein); and our expectations regarding the Merger and the HCP Transactions. Words such as
"anticipate(s)", "expect(s)", "intend(s)", "plan(s)", "target(s)", "project(s)", "predict(s)", "believe(s)", "may", "will", "would", "could", "should", "seek(s)", "estimate(s)" and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements;
events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations;
competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-
renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates;
environmental contamination at any of our communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the Merger and the HCP Transactions, including in respect of the satisfaction of closing conditions to such transactions; unanticipated difficulties and/or expenditures relating to such transactions; the risk that regulatory approvals required for such transactions are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of such transactions; litigation relating to such transactions; the impact of such transactions on relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from such transactions; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, press releases and other communications, including those set forth under "Risk
Factors" included in the accompanying Annual Report on Form 10-K.  Such forward-looking statements speak only as of the date of this Annual Report. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information
In connection with the Merger, the Company has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and Emeritus that also constitutes a prospectus of the Company, as well as other relevant documents concerning the proposed transaction.  STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE
MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS
TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about the Company and Emeritus may be obtained at the SEC's Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, from the Company at www.brookdale.com under the heading "About Brookdale /
Investor Relations" or from Emeritus at www.emeritus.com under the heading "Investor Relations."
The Company and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's and Emeritus' stockholders in connection with the Merger. Information about the directors and executive officers of the
Company and their ownership of Company Common Stock is set forth in the Annual Report on Form 10-K/A, as filed with the SEC on April 30,
2014. Information about the directors and executive officers of Emeritus and their ownership of Emeritus Common Stock is set forth in
Emeritus' Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement regarding the Merger. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the
Securities Act of 1933, as amended.

Brookdale Overview
Unit Mix by Product Type

Company Highlights
Favorable Payor Mix
Independent Living – Rental 22,333 34%
Independent Living – Entry Fee 5,679 9%
Assisted Living 27,350 41%
Alzheimer’s Care 6,971 11%
Skilled Nursing 3,992 6%
Note:  All data as of March 31, 2014.
Largest operator of senior housing in the
United States
Operates 647 communities in 36 states
– Most diversified service continuum and
broadest geographic footprint in the industry
– Capacity to serve approximately 66,000
residents
Ancillary services platform unique to
Brookdale
– Offers a fully-integrated set of ancillary
services (home health, therapy, and/or
hospice) to its residents
Real estate ownership of 44% of its units
80% of revenue generated from private pay
sources
Medicare –
Ancillary
8%
Medicare –
SNF
6%
Medicaid
3%
Insurance
3%
Private Pay
80%

Key Investment Considerations
Positive industry dynamics
Broadest range of solutions to meet the needs of a growing and increasingly frail senior population
Largest provider with broad geographic presence and national brand
Significant near and long-term growth opportunities
– Sustainable organic growth
– Opportunities to redevelop and enhance current portfolio
– Accretive acquisition opportunities in highly fragmented market
Definitive agreement to merge with Emeritus
Definitive agreement with HCP to restructure Emeritus’ leases and create Entry Fee CCRC joint venture

Improving Industry Operating Environment
($ in millions)

Facility Operating Income
Adjusted EBITDA
(2)
Total Fee Revenues
Cash From Facility Operations
(2)
(1) Note: See reconciliations of Non-GAAP measures at the end of the presentation
(2) Excludes integration, transaction and EMR roll-out costs of $14.4 million, $23.5 million and $14.5 million for the full years of 2011, 2012 and 2013, respectively, and $11.8 million for the first quarter of 2014
2,023
2,213
2,305
2,445
2,546
2,631
-
500
1,000
1,500
2,000
2,500
3,000
2009 2010 2011 2012 2013 2014 Q1
Ann.
690
744
758
759
812
853
0
100
200
300
400
500
600
700
800
900
2009 2010 2011 2012 2013 2014 Q1
Ann.
349
408
417
433
478 479
0
100
200
300
400
500
600
2009 2010 2011 2012 2013 2014 Q1
Ann.
197
241
254
262
308
317
0
50
100
150
200
250
300
350
2009 2010 2011 2012 2013 2014 Q1
Ann.

Favorable Demographics
Sources: U.S Census Bureau National Health Interview 2003-2007 and Population projections; Alzheimer’s Association 2013 Report
Senior population is estimated to grow 3x faster than base population
According to the U.S. Census Bureau, people 75 and over are expected to represent 12% of the population by 2030 (compared to just 6% in 2012)
Need for assistance increases progressively with aging; one in three over the age of 85 have Alzheimer’s
Strong Population Growth
Millions of People
Need for Assistance Grows Dramatically
% of Population with limitation in three or more Activities
of Daily Living
Population projection for 75 and older
7
15.0
20.0
25.0
30.0
35.0
7%
15%
40%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
65-74 75-84 85+

Supply-Demand Fundamentals
New construction starts increasing, but remain at historic low levels
Currently, only 1.9 million units serving a population of 12.0 million seniors
(approx. 15% penetration rate)
1% increase in penetration is more than 100,000 new residents
(1) Source: American Seniors Housing Association, NIC Map, PREI Research
Construction Starts in Top 31 Metros (Units)
(1)
8
-
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Organic Growth
Improving revenue growth with controlled costs produces significant cash flow growth
High incremental margins from fixed cost structure
Upside potential in occupancy and rate
9
Improving Occupancy Trends
(1)
Improving Same Store Pricing Growth
4.5%
4.0%
2.0%
1.0%
2.5%
1.6%
2.4%
-1.0%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
2007 2008 2009 2010 2011 2012 2013
Same Store Pricing Growth Inflation
-
CPI
90.7%
89.6%
86.5%
87.1%
87.3%
88.0%
88.7%
84.0%
85.0%
86.0%
87.0%
88.0%
89.0%
90.0%
91.0%
92.0%
2007 2008 2009 2010 2011 2012 2013

Ancillary Services Growth Opportunities
Brookdale has a unique, fully-integrated ancillary services platform
– Strategic component of our service offerings providing solutions to address rising acuity, increases length of stay
– Strategic differentiator in evolving post-acute care continuum
Growth Opportunities
– Rolling out services to new unit capacity through acquisitions, expansions or additional third-party management agreements
– Adding services such as hospice, private pay home care, private pay case management and taking services “outside the walls” to the community in general

Development Growth (Program Max)
Current development program focused on repositioning and
expanding communities in current portfolio
– Respond to changing customer needs by adding higher demand levels of care and services
– Expect to generate 12% - 15% unlevered returns with lowest risk profile
Large pipeline of potential future Program Max projects
Highest capital deployment priority, with best returns

Building Market Leading Brand
Began in May 2013 to build the industry’s first truly national brand
Striving to become the recognized provider of solutions as seniors and their adult children grapple with the confusing landscape of choices
Diversified service continuum positions Brookdale with many of the potential choices
National ad campaign is focused on facilitating
conversations regarding those choices before
it becomes critical
Involves a multi-layered approach that
combines national and local market activities
Brand equity creates preference and drives
loyalty with residents and their families and
with lessors and managed / JV partners

13 Name of Presentation | Date of Presentation Brookdale Merger with Emeritus

Transaction Overview
Exchange Ratio
Each share of ESC will be converted into 0.95 of a share of BKD
Ownership
73.1% BKD / 26.9% ESC
Shares Outstanding
Expect to have 172mm (approx.) shares outstanding following the merger
Expected Close
Expected to close in the third quarter of 2014
Brookdale Senior Living
(“BKD”)
is merging with Emeritus Corporation (“ESC”) in
a
100% stock-for-stock transaction

Combined Company Overview
Merger creates the largest owner-operator of senior housing in the U.S with approximately 1,200 properties and 113,000 units
$4.9bn of combined revenues in 2013 – over 80% from private pay sources
Diversified Product Mix Diversified Operating Model
Independent
Living
Managed
Skilled Nursing
Assisted
Living
Owned
Leased
Memory
Care
15
(Properties)
(% of Total)
(Properties)
(% of Total)
38,442
34%
55,352
49%
18,900
17%
59,026
52%
14,055
12%
34,449
31%
5,164
5%

Builds Out Geographic Coverage

Emeritus Significantly Expands Brookdale’s Coverage and Density in Key Geographies
Will have a presence
in all top 31 markets,
with a #1 position in
18 markets
Will have a presence
in 88 of the top 100
markets
There will be 6.5
million of those 80+
and 37.7 million of
those age 50 to 69
(adult influencers)
living within 10 miles
of a post-merger
community
Brookdale
Emeritus
Combined portfolio reaches 330 markets, covering 81% of the U.S. population

Agreement with HCP to Restructure ESC Leases

HCP has agreed to restructure all 202 ESC leases
– Adds $0.10 of Year 3 accretion through rent reductions and improved economics of RIDEA assets
– Deleverage and de-risk ESC NNN lease portfolios through rent reductions
– Immediate monetization and value creation from ESC purchase options with HCP
In consideration, BKD will cancel 49 purchase options and pay $34 million ($24 million net of deposits) for lease restructuring over 2 years
(1)
Annual rent reductions drive cash flow; $8.0
million in 2016 and $9.0 million thereafter
HCP to provide $100 million of capital
expenditures through 2017
Eliminates all FMV rent resets
Amended initial term to 15 years on average
with new purchase options totaling $60 million
on under-performing properties
BKD acquires 20% JV interest for $68 million,
financed by HCP at 7%
Eliminates negative EBITDA – terminates
leases with negative coverage and above
market escalators
–
Current rent coverage 0.84x before
capex
BKD receives management fees, all ancillary
revenues and future participation in 20% of
net cash flows 2017 and beyond
(1) 49 purchase options reflect present value of $130-$160 mm based on 7.25% to 7.75% FMV cap rate range on seniors housing assets. Valuation assumes 10.0% discount rate
5,400 Units 79.7% occupancy 17 year Avg. Age 12,800
Units
90.6% occupancy 16 year Avg.
Age
49 Properties – Converted to RIDEA JV
153 Properties – Amended NNN Leases

Also Creates Unique $1.2 billion CCRC Joint Venture
BKD will own 51% and HCP 49% of a JV that owns and operates $1.2 billion of entry fee CCRCs
– 5% management fee, 2% of entry fee resale cash receipts, 2% incentive fee
– Pro rata sharing of cash flows; all ancillary revenue stays with BKD
Significant consolidation potential in entry fee CCRC industry
– 1,860 entry fee CCRC communities – 81% are typically highly levered “non-profits”
– Little new supply being developed
– Benefit as housing market continues to recover
18
Portfolio Snapshot
JV Capitalization at Inception
7,000 Units 81.0% occupancy 22 year Avg.
Age
(1) Contribution of eight owned and two leasehold campuses (with related purchase options)
IL 67%
AL 11%
ALZ 4%
SNF 18%
Sources
(millions)
BKD Equity
(1) $516
HCP Equity
$495
In-Place Mortgage Debt $220
Total $1,231

Partnership & Merger Drive Potential Upside

Management Base Case – Year 3 Accretion Levers for Potential Upside
Value of remaining purchase options
Program Max 2.0 at ESC properties
Implement innovative products/services
to capture residents’ healthcare spend
Additional synergies and cost savings
New RIDEA joint venture
New EF CCRC joint venture
G&A $0.14
Property Level OpEx $0.12
New Ancillary Services $0.14
Additional Accretion from
Enhanced HCP Partnership
$0.10
Total CFFO/Share Accretion $0.50

Roadmap to Closing 1. Customary regulatory and lender approvals 2. BKD and ESC shareholder approvals 3. Closing expected in the third quarter of 2014 20

Brookdale Non-GAAP Financial Measure Definitions

Adjusted EBITDA
Cash From Facility Operations
Facility Operating Income
Facility Operating Income is not a measurement of operating performance calculated in accordance with GAAP and should not be considered in isolation as a substitute for net income, income from operations, or cash flows provided by or used in operations, as determined in accordance with GAAP.  We define Facility
Operating Income as net income (loss) before provision (benefit) for income taxes, non-operating (income) expense items, (gain) loss on sale or acquisition of communities (including gain (loss) on facility lease termination), depreciation and amortization (including non-cash impairment charges), facility lease expense, general and administrative expense, including non-cash stock-based compensation expense, change in future service obligation, amortization of deferred entrance fee revenue and management fees.
Cash From Facility Operations (CFFO) is a measurement of liquidity that is not calculated in accordance with GAAP and should not be considered in isolation as a substitute for cash flows provided by or used in operations, as determined in accordance with GAAP.  We define CFFO as net cash provided by (used in)
operating activities adjusted for changes in operating assets and liabilities, deferred interest and fees added to principal, refundable entrance fees received, first generation entrance fee receipts at a recently opened entrance fee CCRC prior to stabilization, entrance fee refunds disbursed adjusted for first generation entrance fee refunds not replaced by second generation entrance fee receipts at the recently opened community prior to stabilization, lease financing debt amortization with fair market value or no purchase options, gain (loss) on facility lease termination, recurring capital expenditures (net), distributions from unconsolidated ventures from cumulative share of net earnings, CFFO from unconsolidated ventures, and other.  Recurring capital expenditures include routine expenditures capitalized in accordance with GAAP that are funded from current operations.  Amounts excluded from recurring capital expenditures consist primarily of major projects, renovations, community repositionings, expansions, systems projects or other non-recurring or unusual capital items (including integration capital expenditures) or community purchases that are funded using lease or financing proceeds, available cash and/or proceeds from the sale of communities that are held for sale.
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).
Adjusted EBITDA should not be considered in isolation or as a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP.  Adjusted EBITDA is a key measure of the Company's operating performance used by management to focus on operating performance and management without mixing in items of income and expense that relate to long-term contracts and the financing and capitalization of the business.  We define Adjusted EBITDA as net income (loss) before provision (benefit) for income taxes, non-operating (income) expense items, (gain) loss on sale or acquisition of communities (including  gain (loss) on facility lease termination), depreciation and amortization (including non-cash impairment charges), straight-line lease expense (income), amortization of deferred gain, amortization of deferred entrance fees, non-cash stock-based compensation expense, and change in future service obligation and including entrance fee receipts and refunds (excluding (i) first generation entrance fee receipts from the sale of units at a recently opened entrance fee CCRC prior to stabilization and (ii) first generation entrance fee refunds not replaced by second generation entrance fee receipts at the recently opened community prior to stabilization).

Brookdale Adjusted EBITDA Reconciliation
The table below reconciles Adjusted EBITDA from net (loss) income for the full years 2009 through 2013 and three months ended March 31,
2014 (in thousands):
22
Three Months
Ended March 31,
2009 2010 2011 2012 2013 2014
Net loss (66,255) $           (48,901) $           (68,175) $           (66,467) $           (3,584) $              (2,299) $
Provision (benefit) for income taxes (32,926) (31,432) 2,340 1,519 1,756 1,006
Equity in (earnings) loss of unconsolidated ventures (440) (168) (1,432) 3,488 (1,484) (636)
Loss on extinguishment of debt, net 1,292 1,557 18,863 221 1,265 -
Other non-operating expense (income) (4,146) 1,454 (56) (593) (2,725) (465)
Interest expense:
Debt 99,653 102,245 93,229 98,183 96,131 23,844
Capitalized lease obligation 29,216 30,396 31,644 30,155 25,194 6,154
Amortization of deferred financing costs and debt discount 9,505 8,963 13,427 18,081 17,054 4,018
Change in fair value of derivatives and amortization (3,765) 4,118 3,878 364 (980) 847
Interest income (2,354) (2,238) (3,538) (4,012) (1,339) (321)
Income from operations 29,780 65,994 90,180 80,939 131,288 32,148
Facility lease termination (gain) expense - 4,608 - (11,584) - -
Depreciation and amortization 271,935 292,341 268,506 252,281 268,757 70,316
Asset impairment 10,073 13,075 16,892 27,677 12,891 -
Loss (gain) on sale of communities 2,043 (3,298) - - - -
Loss (gain) on acquisition - - (1,982) 636 - -
Straight-line lease expense 15,851 10,521 8,608 6,668 2,597 (223)
Amortization of deferred gain (4,345) (4,343) (4,373) (4,372) (4,372) (1,093)
Amortization of entrance fees (21,661) (24,397) (25,401) (25,362) (29,009) (7,202)
Non-cash stock-based compensation expense 26,935 20,759 19,856 25,520 25,978 7,572
Change in future service obligation (2,342) (1,064) - 2,188 (1,917) -
Entrance fee receipts
68,875 73,906 67,989 82,705 92,331 14,959
First generation entrance fees received
(25,673) (18,548) (12,617) - - -
Entrance fee disbursements
(22,916) (21,060) (24,993) (27,356) (35,325) (8,446)
Adjusted EBITDA 348,555 $          408,494 $          402,665 $          409,940 $          463,219 $          108,031 $
Years Ended December 31,
(2)
(3)
(4)

Brookdale Cash From Facility Operations Reconciliation

The table below reconciles Cash from Facility Operations (CFFO) from net (loss) income for the full years 2009 through 2013 and three months ended March 31, 2014 (in thousands):
Three Months
Ended March 31,
2009 2010 2,011 2012 2013 2014
Net cash provided by operating activities 237,220 $           228,244 $           268,427 $           290,969 $           366,121 $           52,696 $
Changes in operating assets and liabilities 4,532 46,674 20,914 (20,698) (33,198) 28,558
Refundable entrance fees received 30,386 36,420 29,611 42,600 48,140 5,924
First generation entrance fees received (25,673) (18,548) (12,617) - - -
Entrance fee refunds disbursed
(22,916) (21,060) (24,993) (27,356) (35,325) (8,446)
Recurring capital expenditures, net (19,522) (27,969) (33,661) (38,306) (42,901) (9,369)
Lease financing debt amortization with fair market value or no purchase options (7,195) (8,972) (10,465) (12,120) (13,927) (3,897)
Facility lease termination (gain) expense - 4,608 - - - -
Distributions from unconsolidated ventures from cumulative share of net earnings - (775) (582) (1,507) (2,691) (245)
CFFO from unconsolidated ventures - 2,050 3,289 5,376 7,804 2,241
Cash From Facility Operations 196,832 $           240,672 $           239,923 $           238,958 $           294,023 $           67,462 $
Years Ended December 31,

Brookdale Facility Operating Income Reconciliation

Three Months
Ended March 31,
2009 2010 2011 2012 2013 2014
Net loss (66,255) $            (48,901) $            (68,175) $            (66,467) $            (3,584) $               (2,299) $
Provision (benefit) for income taxes (32,926) (31,432) 2,340 1,519 1,756 1,006
Equity in (earnings) loss of unconsolidated ventures (440) (168) (1,432) 3,488 (1,484) (636)
Loss on extinguishment of debt 1,292 1,557 18,863 221 1,265 -
Other non-operating expense (income) (4,146) 1,454 (56) (593) (2,725) (465)
Interest expense:
    Debt 99,653 102,245 93,229 98,183 96,131 23,844
    Capitalized lease obligation 29,216 30,396 31,644 30,155 25,194 6,154
    Amortization of deferred financing costs and debt discount 9,505 8,963 13,427 18,081 17,054 4,018
    Change in fair value of derivatives and amortization (3,765) 4,118 3,878 364 (980) 847
Interest income (2,354) (2,238) (3,538) (4,012) (1,339) (321)
Income from operations 29,780 65,994 90,180 80,939 131,288 32,148
Facility lease termination (gain) expense - 4,608 - (11,584) - -
Loss (gain) on sale of communities 2,043 (3,298) - - - -
Depreciation and amortization 271,935 292,341 268,506 252,281 268,757 70,316
Asset impairment 10,073 13,075 16,892 27,677 12,891 -
Loss (gain) on acquisition - - (1,982) 636 - -
Change in future service obligation (2,342) (1,064) - 2,188 (1,917) -
Facility lease expense 272,096 270,905 274,858 284,025 276,729 69,869
General and administrative (including non-cash
     stock-based compensation expense) 134,864 131,709 148,327 178,829 184,548 55,509
Amortization of entrance fees (21,661) (24,397) (25,401) (25,362) (29,009) (7,202)
Management fees (6,719) (5,591) (13,595) (30,786) (31,125) (7,402)
Facility Operating Income
690,069 $           744,282 $           757,785 $           758,843 $           812,162 $           213,238 $
Years Ended December 31,
The table below reconciles Facility Operating Income from net (loss) income for the full years 2009 through 2013 and three months ended March
31, 2014 (in thousands):